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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

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                               SCHEDULE 14D-1
                           Tender Offer Statement
    Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934
                             (Amendment No. 1)

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                      OCTEL COMMUNICATIONS CORPORATION
                         (Name of Subject Company)

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                           MEMO ACQUISITION CORP.
                          LUCENT TECHNOLOGIES INC.
                                 (Bidders)

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                  Common Stock, Par Value $0.001 Per Share
                       (Title of Class of Securities)

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                                 675724108
                  (CUSIP Number of Classes of Securities)

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                           Pamela F. Craven, Esq.
                           Memo Acquisition Corp.
                        c/o Lucent Technologies Inc.
                            600 Mountain Avenue
                       Murray Hill, New Jersey 07974
                               (908) 582-8500
    (Name, Address and Telephone Number of Persons Authorized to Receive
              Notices and Communications on Behalf of Bidders)

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                                 Copies to:
                          Robert A. Kindler, Esq.
                          Cravath, Swaine & Moore
                              Worldwide Plaza
                             825 Eighth Avenue
                          New York, New York 10019
                               (212) 474-1000
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          Lucent Technologies Inc. and Memo Acquisition Corp. hereby amend and supplement the Tender Offer Statement on Schedule 14D-1 (the "Statement"), originally filed on July 23, 1997, with respect to their offer to purchase all outstanding shares of Common Stock, par value $.001 per share, of Octel Communication Corporation, a Delaware corporation, as set forth in this Amendment No. 1. Capitalized terms not defined herein have the meanings assigned thereto in the Statement.

          Item 10. Additional Information.

          On August 8, 1997, Parent and the Company issued a joint press release, a copy of which is attached hereto as Exhibit (a)(1) and is incorporated herein by reference.

          Item 11. Material to be filed as Exhibits.

          (a)(1) Press Release, dated August 8, 1997.


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                                 SIGNATURES

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   August 8, 1997


                              MEMO ACQUISITION CORP.,


                              By: /s/ Pamela F. Craven
                                 --------------------------------
                                 Name:  Pamela F. Craven
                                 Title: Vice President and Secretary


                              LUCENT TECHNOLOGIES INC.,


                              By: /s/ Pamela F. Craven
                                 ---------------------------------
                                 Name:  Pamela F. Craven
                                 Title: Vice President-Law


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                               EXHIBIT INDEX



Exhibit No.                       Exhibit

(a)(1)                       Press Release, dated
                             August 8, 1997